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hey everyone welcome to studly brewing

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my name is blake edmonds the owner and

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founder of studly brewing company i

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wanted to take you on a quick virtual

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tour of our place here i'm more of a

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visual person thought so i thought i'd

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uh show you what we have going on

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instead of just writing about it and

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showing you some couple pictures here

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and there

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so i will warn you ahead of time

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scorsese and spielberg were busy

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so i'm gonna be shooting this uh on my

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phone here so apologize for uh the rough

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cuts everything but uh hopefully this at

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least give you a better feel for what we

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have going on here uh we're in

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chesapeake virginia in the berkshire

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shops uh here we have just give you a

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quick 360 view of the property here uh

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ample parking that we have outside here

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some great

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neighbors and tenants uh as well and

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i'll stop here first uh to show you our

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outside patio air space area here

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we're to be fencing this in with a chain

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link fence kind of similar to what you'd

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have at a little league outfield uh and

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putting that uh barrier on the top there

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to simulate an outfield fence and we're

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gonna have some outside seating here uh

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mainly some picnic tables being placed

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out here and uh referred to this area as

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the outfield uh just a reminder studly

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brewing has a tasteful nod to america's

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pastime baseball so we'll have a lot of

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kind of baseball themed uh

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pieces going on throughout the brewery

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here so let's go ahead and step inside

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and i'll show you uh more about what we

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have going on and our plans for the

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future with this area

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so stepping in the front door here uh

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we'll move over we have some

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baseball lockers that we picked up that
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we're going to change into our
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merchandise area there so
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we'll hang all of our shirts and hats
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and everything probably space those a
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little bit to add some more shelving
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space to
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show off all of our retail merchandise
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with our logo that won
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a crushy uh recently for uh best uh best
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typographic logo in the country uh from
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the craft beer marketing awards so
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hopefully you're gonna sell a lot of
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shirts with that logo on there so
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stepping inside here i'll give you a
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quick pan and then we'll talk about the
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area again it's about 3 600 square feet
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in here uh we're
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zoned to have
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roughly 143
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on capacity here we'll be a little bit
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less than that to start i'm targeting

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around 100 seats to start and then we
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can kind of build from there
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with the capacity
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one of the things i loved about this
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location in particular it was a former
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restaurant space so it had some great
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bones a great starting point
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for uh for starting this project here is
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i'll point out some of those areas
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that we're already here that we don't
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even have to
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build out or take into the cost one
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being this awesome bar
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here it's roughly 18 seats up at the bar
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we're currently building out a back bar
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shelving there that's also going to
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house our draft tower
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right there in the middle a nice little
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bar back fridge in the back there as
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well
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some shelving up here that we're going
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to paint and uh and touch up

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as well
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so we have the bar area over there and
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then i'm going to pan back around to the
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front
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some new light fixtures that we're
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working on that we just finished
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painting up we're going to hang those
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and change out all these light fixtures
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that are currently in here
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put some awesome edison bulbs in there
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really add to the atmosphere here
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uh part of the mess you know we're doing
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the construction so there's a little bit
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going on uh this few of our tables and
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everything that we have set out here uh
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here's access to that patio area that we
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just looked at and then down along this
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wall here
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all the way up until the office space
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which i'll point out here in a second
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we're gonna put a bench seating which is
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actually going to be a wooden dugout

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bench
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then we're going to place these tables
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out against that bench seating there and
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then kind of show the example here put
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out here but cover these tables here
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with a baseball cards that we're then
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going to epoxy over
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so been collecting cards from all my
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buddies and some from growing up if you
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all have some cards that you want
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featured on some of these tables by all
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means
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send them my way
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love to have them and showcase them on
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our tables uh here's a few of the chairs
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and everything that we have uh no
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worries we're not going to keep a
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holiday theme here with our chairs we're
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actually going to paint those over
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uh over here is going to be our new
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office space i'll show you where the
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current office space is and what we're

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changing that into but relocating the
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office over there over there uh we'll
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also put some industrial shelving over
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in this corner here to
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store all of our grain
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and walking over this way is one of the
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cool cooler features uh literally and
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figuratively of the front of house but
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this is going to be our walk-in cooler
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area
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these tanks here are all grundy tanks uh
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single-walled serving tanks uh we're
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going to use six of these
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for our finished product so the
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basically think of these as a giant keg
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uh from the fermenters the beer is going
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to come into these serving tanks here
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and be carbonated and then pump straight
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uh up
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down the ceiling over here
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back down over there to uh to the tap
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handles over there to be served out of

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so
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these tanks will hold uh hold six of
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those beers we'll have eight tap lines
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total
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and the other lines will be kegged off
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uh probably placed in the middle here um
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and then we have a a smaller three and a
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half barrel
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serving tank that will hold our craft
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root beer
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one of these larger tanks will be moved
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to the back for a hot liquor tank which
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i'll tell you about here and then over
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here i'll step back a little bit since
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they're pretty tall these are three
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fermenters that we have here latina
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fermenters seven barrel fermenters that
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we picked up in miami florida uh and
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drove back up this way while gathering a
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bunch of other equipment
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these
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tanks are going to be squeezed through

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them a little bit are going to go into
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the current
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office area
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so we're going to take out
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we're going to take out this wall here
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and completely open up this uh this
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space in here and then the the three uh
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fermenters are going to sit basically in
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the corners here um so and kind of turn
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around to give you kind of where we're
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talking about so right next to the bar
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here it's going to be an awesome another
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visual feature to the whole
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layout here um up in
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up in the corners here both there and
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there will hold our glycol chillers for
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both the fermenters and then also the
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trunk line uh for the for the beer there
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so yeah so those three will go in there
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let me turn back around forgot to show
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you down the hall a few kegs we have
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lined up here

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and then also just our bathrooms women's
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bathroom men's bathroom already built
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out don't even have to worry about
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building in bathrooms which can be quite
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a cost a little bit of a server server
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station here it's a bit of a mess
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organizing that right
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right now
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i'll walk back over here so i told you
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got these with latinas fermenters from
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miami uh we actually picked up uh all of
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these grundy tanks
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uh from quincy illinois
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over there and and drove them back uh as
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well so that was quite a quite a fun
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journey over there we just got done
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with some welding work there for these
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tanks to add ports for the carbonation
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stones and racking arms they're the lids
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right there for those tanks
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now we'll step to the back of the house
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so coming back over here you can kind of

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see on the floor a little bit of a
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layout they talk about this wall that's
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right here in front of us
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that's going to be removed to really
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open up the space
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but down here on the on the floor uh we
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have uh the smaller box right here this
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is our hot liquor tank is going to be
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placed which one of those is going to be
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one of the serving tanks uh this area
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right here is going to be where our brew
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kettle sits and then right up there is
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going to be where our mash tun is
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those are sitting in colorado right now
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just waiting for us
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to start on our first
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construction project which i'll jump
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back over here uh where these holes are
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on the wall here um this is basically uh
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gonna be we're gonna blow out this uh
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door here and then put a roll-up garage
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door in order to fit uh photo fit our

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tanks in and then also uh get deliveries
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and everything but i'm jumping ahead let
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me show you
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a
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dish pit back here um which will have a
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dish just a
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dishwasher there in the corner uh but
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ample space right there three comm sink
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a lot of stuff that
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was left behind which was fantastic that
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we got to hang on to
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and then going back over here oh one
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thing i forgot to mention this floor
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here uh the floor out front where the
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cold room will be and then also uh where
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the fermentation room will be we're
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going to uh cut out this floor and
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re-pour it to have slant flooring and
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add drains in there uh for
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easy water cleanup and everything else
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clean up as well right here
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in front of us a giant walk-in cooler

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that will be mainly used for all of our
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pizza salad needs of things
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i'll come back over here and show you
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the kitchen portion of back a house
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another refrigerator two-door
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refrigerator and freezer
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and coming back this way
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we have our
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huge hobart 60 quart mixer we'll be
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making our own pizza dough in-house here
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using that bad boy and then also this
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awesome dough separator that
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separates our dough into nine ounce
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portions
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so we can easily make those into our
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12-inch pies
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right here is going to be our pizza prep
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table
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on the line here
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another prep table
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for pizza making and then their awesome
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montague hearthbake double decker pizza

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oven
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picked this up while we picked up our
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fermentation tanks uh got this in in
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florida brand new pizza stones in there
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the great thing about this hearth pizza
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ovens uh they retain heat really well
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there's stones in the door on on the
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sides up underneath
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so it keeps heat really well really
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excited about having this oven and
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cranking out some awesome pies i'll flip
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around here kind of show you right now
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we have this half wall that's going in
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here
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this half wall is gonna be removed it
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doesn't give much room for our our pizza
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chefs to uh use the peel and everything
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so we're gonna move that out extend back
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the expo line uh create some tables here
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with uh with the food warmer
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and then that will give us room to move
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in

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our salad prep station which will go
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against this wall here uh hand washing
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sink is going to be relocated to the
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back in place of that other prep sink
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over there
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so yeah so a little bit of construction
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mainly demo work
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um in the back here for the back of
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house but as you can see too we were
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blessed with having an awesome hood here
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uh probably much more hood than we
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really need right now um but gives us
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gives us opportunities to expand
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our menu and cooking
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options if we want to down in the future
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here
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so just kind of painting over here again
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this wall is going to be removed
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so we have more room for the brew house
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back over here
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great we'll move back out to the front
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here

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kind of give you another look from this
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angle again the office over there
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dug out bench seating along that wall
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there
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more seating will be placed out
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throughout the front here i forgot to
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mention awesome shuffle shuffled
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shuffleboard table i love to uh play
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games and do stuff while i have a beer
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so add a little bit of entertainment
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here is our serving tanks again that
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that flooring right there within that
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square is going to be cut out and
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replaced with slanted floors with drains
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to help with
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easy easy cleanup and everything so
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hopefully this uh was helpful and gave
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you a little bit better feel for what
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we're trying to accomplish and do here
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at studly brewing company
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it's been great showing you all around
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if you have questions

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please let me know and otherwise we look
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forward to having everyone in here for a
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pint and a slice
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hopefully by august of this year
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you